UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Cullinan Management, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

230031106

(CUSIP Number)

Ansbert Gadicke

MPM Asset Management

450 Kendall Street

Cambridge, MA 01242

Telephone: (617) 425-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 230031106

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) UBS Oncology Impact Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,913,887 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,913,887 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,913,887 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Represents shares of common stock held by UBS Oncology. Oncology GP is the general partner of Oncology LP, which is the general partner of Oncology Cayman, which is the general partner of UBS Oncology.

(2)

This percentage is calculated based upon 43,182,847 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated January 7, 2021 with respect to such offering (after giving effect to the full exercise of the underwriters’ option to purchase additional shares), filed with the Securities and Exchange Commission on January 11, 2021.

CUSIP No. 230031106

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Oncology Impact Fund (Cayman) LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,913,887 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,913,887 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,913,887 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Represents shares of common stock held by UBS Oncology. Oncology GP is the general partner of Oncology LP, which is the general partner of Oncology Cayman, which is the general partner of UBS Oncology.

(2)

This percentage is calculated based upon 43,182,847 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated January 7, 2021 with respect to such offering (after giving effect to the full exercise of the underwriters’ option to purchase additional shares), filed with the Securities and Exchange Commission on January 11, 2021.

CUSIP No. 230031106

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) MPM Oncology Impact Management LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,913,887 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,913,887 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,913,887 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Represents shares of common stock held by UBS Oncology. Oncology GP is the general partner of Oncology LP, which is the general partner of Oncology Cayman, which is the general partner of UBS Oncology.

(2)

This percentage is calculated based upon 43,182,847 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated January 7, 2021 with respect to such offering (after giving effect to the full exercise of the underwriters’ option to purchase additional shares), filed with the Securities and Exchange Commission on January 11, 2021.

CUSIP No. 230031106

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) MPM Oncology Impact Management GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,913,887 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,913,887 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,913,887 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.3% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Represents shares of common stock held by UBS Oncology. Oncology GP is the general partner of Oncology LP, which is the general partner of Oncology Cayman, which is the general partner of UBS Oncology.

(2)

This percentage is calculated based upon 43,182,847 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated January 7, 2021 with respect to such offering (after giving effect to the full exercise of the underwriters’ option to purchase additional shares), filed with the Securities and Exchange Commission on January 11, 2021.

CUSIP No. 230031106

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Ansbert Gadicke
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 632,206 (1)
	8.	Shared Voting Power 7,913,887 (2)
	9.	Sole Dispositive Power 632,206 (1)
	10.	Shared Dispositive Power 7,913,887 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,546,093 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.6% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)

Represents 7,913,887 shares of common stock held by UBS Oncology. Oncology GP is the general partner of Oncology LP, which is the general partner of Oncology Cayman, which is the general partner of UBS Oncology.

(2)	Represents 281,268 shares of restricted common stock held by Dr. Gadicke and 350,938 shares of common stock subject to options to purchase shares of common stock held by Dr. Gadicke.
(3)

This percentage is calculated based upon 43,182,847 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated January 7, 2021 with respect to such offering (after giving effect to the full exercise of the underwriters’ option to purchase additional shares), filed with the Securities and Exchange Commission on January 11, 2021.

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Cullinan Management, Inc. (the “Issuer”). The Issuer’s principal executive office is located at One Main Street, Suite 520, Cambridge, MA 02142.

Item 2. Identity and Background

(a) The entities and persons filing this statement are UBS Oncology Impact Fund L.P. (“UBS Oncology”), Oncology Impact Fund (Cayman) Management LP (“Oncology Cayman”), MPM Oncology Impact Management LP (“Oncology LP”) and MPM Oncology Impact Management GP LLC (“Oncology GP”) (collectively, the “MPM Entities”) and Ansbert Gadicke (together with the MPM Entities, the “Filing Persons”).

(b) The address of the principal place of business for each of the Filing Persons is 450 Kendall Street, Cambridge, MA 02142, other than UBS Oncology and Oncology Cayman, whose address is 1st Floor, 2 Hill Street, St Helier, Jersey, JE1 4FS.

(c) The principal business of each of the Filing Persons is the venture capital investment business.

(d) During the last five years, none of the Filing Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ansbert Gadicke is a United States citizen. Oncology LP is a Delaware limited partnership, Oncology GP is a Delaware limited liability company, and UBS Oncology and Oncology Cayman are limited partnerships organized in the Cayman Islands.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling the general partners of the MPM Entities required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to a corporate reorganization prior to the Issuer’s initial public offering, UBS Oncology received shares of preferred stock of the Issuer that converted into 7,613,887 shares of common stock at the closing of the Issuer’s initial public offering, and Dr. Gadicke received 281,268 shares of restricted common stock and 350,938 shares of common stock subject to options to purchase shares of common stock held by Dr. Gadicke. In connection with the closing of the Issuer’s initial public offering on January 12, 2021, UBS Oncology purchased 300,000 shares of Common Stock at the initial public offering price of $21.00 per share for a total purchase price of $6,300,000. The source of funds for such purchase was capital contributions made to UBS Oncology by its partners.

Item 4. Purpose of Transaction

The Filing Persons purchased the shares of Common Stock described herein for investment purposes.

Subject to applicable legal requirements, one or more of the Filing Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Filing Persons’ ownership of the Issuer’s securities, other opportunities available to the Filing Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Filing Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Filing Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

In addition, consistent with their investment purpose, the Filing Persons may engage in communications with persons associated with the Issuer, including shareholders of the Issuer, officers of the Issuer and/or members of the board of directors of the Issuer, to discuss matters regarding the Issuer, including but not limited to its operations and strategic direction. Dr. Ansbert Gadicke, a managing member and the managing director of Oncology GP, currently serves as a director of the Issuer and therefore will engage in regular discussions with the Issuer’s board of directors and management as part of his duties as a director.

Other than as described above in this Item 4, none of the Filing Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) – (b) The following information with respect to the ownership of the Common Stock of the Issuer by the Filing Persons is provided as of January 12, 2021:

Reporting Person	Securities Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
UBS Oncology (2)	7,913,887	0	7,913,887	0	7,913,887	7,913,887	18.3%
Oncology Cayman (2)	0	0	7,913,887	0	7,913,887	7,913,887	18.3%
Oncology LP (2)	0	0	7,913,887	0	7,913,887	7,913,887	18.3%
Oncology GP (2)	0	0	7,913,887	0	7,913,887	7,913,887	18.3%
Ansbert Gadicke(3)	632,206	632,206	7,913,887	632,206	7,913,887	8,546,093	19.6%

(1)

This percentage is based upon 43,182,847 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated January 7, 2021 with respect to such offering (after giving effect to the full exercise of the underwriters’ option to purchase additional shares), filed with the Securities and Exchange Commission on January 11, 2021.

(2)

Represents 7,913,887 shares of common stock held by UBS Oncology. Oncology GP is the general partner of Oncology LP, which is the general partner of Oncology Cayman, which is the general partner of UBS Oncology.

(3)

Represents 7,913,887 shares of common stock held by UBS Oncology, 281,268 shares of restricted common stock held by Dr. Gadicke, and 350,938 shares of common stock subject to options to purchase shares of common stock held by Dr. Gadicke that are vested and exercisable within 60 days.

(c) The information provided in Item 3 is hereby incorporated by reference. Except as otherwise set forth herein, the Filing Persons have not acquired or disposed of any securities of the Issuer in the past 60 days.

(d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

In connection with the Issuer’s initial public offering, the Issuer entered into a registration rights agreement with UBS Oncology and certain other shareholders.

Form S-1 Demand Registration Rights

180 days after the effective date of the registration statement for the Issuer’s initial public offering, the holders of registrable securities will be entitled to demand registration rights. Under the terms of the registration rights agreement, the Issuer will be required, upon the request of a holder of at least a majority of the Issuer’s then outstanding registrable securities, to file a registration statement and use reasonable best efforts to effect the registration for public resale of these shares and any additional registrable securities requested to be included in such registration by any other holders of registrable securities.

Form S-3 Demand Registration Rights

The holders of registrable securities are also entitled to short-form registration rights. Pursuant to the registration rights agreement, at any time that the Issuer is eligible to file a registration statement on Form S-3, upon the request of a holder of registrable securities, the Issuer will be required to use its reasonable best efforts to effect a registration of such shares and any additional registrable securities requested to be included in such registration by any other holders of registrable securities. The Issuer will be required to effect up to two registrations in any twelve-month period pursuant to this provision of the registration rights agreement.

Piggyback Registration Rights

The holders of registrable securities will be entitled to piggyback registration rights. If the Issuer registers any of its securities either for its own account or for the account of other security holders, the holders of the Issuer’s outstanding registrable securities will be entitled to include their shares in the registration. Subject to certain exceptions contained in the registration rights agreement, the Issuer and the underwriters may limit the number of shares included in the underwritten offering if the underwriters determine that marketing factors require a limitation of the number of shares to be underwritten.

Indemnification

The registration rights agreement contains customary cross-indemnification provisions, under which the Issuer will be obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and holders will be obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Expenses of Registration

The Issuer will pay the registration expenses, subject to certain limited exceptions contained in the registration rights agreement, of the holders of the shares registered pursuant to the demand, short-form and piggyback registration rights described above, including the expenses of one counsel for the selling holders.

Expiration of Registration Rights

The registration rights granted under the registration rights agreement will terminate upon the earliest to occur of: (i) such time after the Issuer’s initial public offering when all registrable securities could be sold under Rule 144 of the Securities Act of 1933 or a similar exemption without limitation during a three-month period without registration; (ii) the consummation of a transaction or series of transactions in which a person, or a group of persons, acquires from the Issuer’s stockholders, shares representing more than 50% of the Issuer’s outstanding voting stock; and (iii) the consummation of a transaction or series of transactions in which a person, or group of persons, acquires the right to receive the majority of the proceeds in a final liquidation, dissolution or termination, voluntary or involuntary, of the company.

Lock-up Agreements

In connection with the Issuer’s initial public offering, UBS Oncology and Dr. Gadicke entered into lock-up agreements whereby they have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of or hedge any of the Issuer’s common stock or securities convertible into or exchangeable for shares of common stock for a 180-day period beginning on January 7, 2021, except with the prior written consent of the representatives of the underwriters.

The foregoing description of the terms of the registration rights agreement and the lock-up agreement is intended as a summary only and is qualified in its entirety by reference to the full text of such agreements, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

A.	Form of Registration Rights Agreement (incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333- 251512), filed with the SEC on January 6, 2021).

B.	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333- 251512), filed with the SEC on January 6, 2021).

C.	Agreement regarding filing of joint Schedule 13D.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2021

UBS ONCOLOGY IMPACT FUND, L.P.

By:	Oncology Impact Fund (Cayman) Management L.P., its General Partner

By:	MPM Oncology Impact Management LP,
Its General Partner

By:	MPM Oncology Impact Management GP LLC
Its General Partner

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Managing Director

ONCOLOGY IMPACT FUND (CAYMAN) MANAGEMENT L.P.

By:	MPM Oncology Impact Management LP,
Its General Partner

By:	MPM Oncology Impact Management GP LLC
Its General Partner

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Managing Director

MPM ONCOLOGY IMPACT MANAGEMENT LP

By:	MPM Oncology Impact Management GP LLC
Its General Partner

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Managing Director

MPM ONCOLOGY IMPACT MANAGEMENT GP LLC

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Managing Director

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke

Schedule I

General Partners/Members

Ansbert Gadicke

c/o MPM Asset Management

450 Kendall Street

Cambridge, MA 02142

Principal Occupation: Member of board of directors of Cullinan Management, Inc. and managing member and managing director of MPM Oncology Impact Management GP LLC.

Citizenship: USA

Exhibit Index

A.	Form of Registration Rights Agreement (incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333- 251512), filed with the SEC on January 6, 2021).

B.	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333- 251512), filed with the SEC on January 6, 2021).

C.	Agreement regarding filing of joint Schedule 13D.